Exhibit 99.6

THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF OJSC ROSTELECOM

EXTRACT FROM THE MINUTES NO.8 OF

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OJSC ROSTELECOM

Date of meeting: April 4, 2007.

Location: room 702, 14, 1st Tverskaya-Yamskaya St., Moscow.

Date of signing: April 6, 2006.

Chairman of the Committee: Valery V. Degtyarev.

Corporate Secretary: Olga V. Mokhoreva.

3 from 3 members of the Committee participated in the meeting: Valery V. Degtyarev (Chairman of the Committee), Natalia A. Terentyeva (as financial expert), and Vladimir N. Bobin.

Elena P. Selvich attended the meeting as Observer of the Committee.

The quorum required for the meeting was present.

ITEM No.6 OF THE AGENDA:

Consideration of the report of the Company’s auditor LLC Ernst & Young on OJSC Rostelecom 2006 financial statements and preparation of a recommendation to the Board of Directors regarding this matter.

Invitees:

1.     Andrei A. Gaiduk, First Deputy General Director – Finance Director, OJSC Rostelecom;

2.     Roman A. Frolov, Chief Accountant, OJSC Rostelecom;

3.               Yevgeny A. Pelymsky, Director of Internal Audit Department, OJSC Rostelecom.

ITEM No.6 OF THE AGENDA:

Consideration of the report of the Company’s auditor LLC Ernst & Young on OJSC Rostelecom 2006 financial statements and preparation of a recommendation to the Board of Directors regarding this matter.

CONSIDERED ITEM No.6 OF THE AGENDA:

Consideration of the report of the Company’s auditor LLC Ernst & Young on OJSC Rostelecom 2006 financial statements for and preparation of a recommendation to the Board of Directors regarding this matter.

Reporter: Roman A. Frolov, Chief Accountant, OJSC Rostelecom.

AUDIT COMMITTEE RESOLVED:

To recommend the Board of Directors to take into account the report of the Company’s auditor LLC Ernst & Young on OJSC Rostelecom 2006 financial statements.

VOTING RESULTS ON ITEM No.6 OF THE AGENDA:

«For»	«Against»	«Abstain»
3 votes	No	No

Chairman of the Committee Valery V. Degtyarev.

EXTRACT FROM THE MINUTES IS CORRECT
Corporate Secretary	/s&s/	Olga V. Mokhoreva
April 30, 2007.